BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599



                            February 13, 1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street,  N W
Washington, DC  20549
Attn. :   Filing Desk


Dear Sirs :


    Re :   Filing of Schedule 13G on

    TRICO MARINE SERVICES INC



Pursuant to Rule 13d-1 of the General Rules and
Regulations copy under the Securities Exchange
Act of 1934,
the following is one of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule
13G filing
submission through the EDGAR-Link System software, by
E-Mail confirmation.


                            Sincerely,



                            Damian P. Reitemeyer



Enclosures

        SECURITIES AND EXCHANGE COMMISSION

             Washington, D.C.   20549

                   SCHEDULE 13G

    Under the Securities Exchange Act of 1934

               (Amendment No.     1     ) *
                           --------


            TRICO MARINE SERVICES INC
                 NAME OF ISSUER :


          Common Stock:  $.01 Par Value
           TITLE OF CLASS OF SECURITIES

                    896106101
                   CUSIP NUMBER

Check the following box if a fee is being paid
with this
statement   [ ].  (A fee is not required only if
the
filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1;
and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. ) ( See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of
1934 ( Act )
or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).


              Continued on following page(s)

CUSIP No. 896106101

1.   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

     Bankers Trust New York Corporation and its wholly-
     owned subsidiary, Bankers Trust Company.
     13-6180473

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP  *
           (A)    [  ]
           (B)    [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Both Bankers Trust New York Corporation and
Bankers
     Trust Company are New York Corporation.

NUMBER OF  5. SOLE VOTING POWER

SHARES
BENEFICIALLY  6.         SHARED VOTING POWER

OWNED BY
EACH       7. SOLE DISPOSITION POWER

REPORTING
PERSON     8. SHARED DISPOSITION POWER

WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING
   PERSON


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)
EXCLUDES
  CERTAIN SHARES  *

            [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW 9



12.  TYPE  OF  REPORTING  PERSON  *

            Bankers Trust New York Corporation -
HC
            Bankers Trust Company - BK

CUSIP No. 896106101


Item 1 (a)     NAME OF ISSUER:

        TRICO MARINE SERVICES INC

Item 1 (b)     ADDRESSES OF ISSUER'S PRINCIPAL
EXECUTIVE
        OFFICES:

          2401 Fountainview
          Suite 626
          Houston, TX  77057

Item 2 (a)     NAME OF PERSON FILING:

          Bankers Trust New York Corporation,
and its
          wholly-owned subsidiary, Bankers Trust
Company.


Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          130 Liberty Street
          New York, New York 10006

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation,
and its
          wholly - owned subsidary, Bankers
Trust Company
          are incorporated in the State of New
York with
          its principal business office located
in New
          York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock:  $.01 Par Value

Item 2 (e)     CUSIP NUMBER:

          896106101











CUSIP No. 896106101                   Page 4 of 6


Item 3    THE PERSON FILING IS A:

     For Bankers Trust New York Corporation,
  (g)     [X]  Parent Holding Company, in
accordance with
          Section 240.13d-1(b) (ii) (G)

     For Bankers Trust company,
  (b)     [X]  Bank as defined in Section
3(a)(6) of the Act

Item 4     OWNERSHIP:

  As of December 31, 1997

  (a)   Amount Beneficially Owned:



  (b)  Percent of Class:



  (c) Number of shares as to which the Bank has:

  (i) Sole power to vote or to direct the vote -



  (ii) Shared power to vote or to direct the vote -



  (iii) Sole power to dispose or to direct the disposition of -



  (iv) Shared power to dispose or to direct the disposition of -



CUSIP No. 896106101                  Page 5 of 6


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A
CLASS:

               If this statement is being filed
               to report the fact that
               as of the date hereof the
               reporting person has ceased
                to be the beneficial owner of
               more than five percent
                of the class of securities,
               check the following [X].


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON
BEHALF OF
     ANOTHER PERSON:

       Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF
THE
     SUBSIDIARY WHICH ACQUIRED THE SECURITY
BEING
     REPORTED ON BY THE PARENT HOLDING COMPANY:

       See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF
     MEMBERS OF THE GROUP:

       Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

       Not applicable.

                                      Page 6 of 6
CUSIP No. 896106101


Item 10   CERTIFICATION:

        By signing below I certify that , to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the
best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             as of December 31, 1997

Signature:      Bankers Trust New York
Corporation

By :          /s/James T. Byrne, Jr.

Name :             James T. Byrne, Jr.

Title:             Secretary



                EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New
York Corporation to Bankers Trust Company is shown below:


       Bankers Trust New York Corporation

                        |
                      100%
                        |

              Bankers Trust Company